Infospi, Inc.

Letter of respond to an SEC letter from Nov 5 2010.

In respond to clarification requested in the letter dated Nov-5 -2010 we are requesting additional 21 days to respond.

Thanks,

Haim Mayan
President
1720 Harrison St ,18th Floor ,Suite  Penthouse A
Hollywood , FL 33020   USA
Office :     +1-954- 274-0551
Fax:          +1-954-919-6375
Email : Haim@infospiinc.com